Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”) 1805 – 925 West Georgia Street Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 2.	Date of Material Change

December 4, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced that the Company's new 1,000 tonnes per day (tpd) cyanidation circuit at its Del Toro Silver Mine in Zacatecas, Mexico began initial production of silver doré bars on November 20, 2013.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

December 4, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	December 4, 2013
NYSE - AG
Frankfurt - FMV

Silver Doré Production Commences at the Del Toro Silver Mine

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or "First Majestic") is pleased to announce that the Company's new 1,000 tonnes per day (tpd) cyanidation circuit at its Del Toro Silver Mine in Zacatecas, Mexico began initial production of silver doré bars on November 20, 2013.

“The commencement of silver doré production at Del Toro is another significant milestone for First Majestic this year,” said First Majestic’s President and CEO, Keith Neumeyer. “The Del Toro Silver Mine continues to be a substantial growth driver for the Company as silver production ramps up from this new mine. With the plant construction nearly complete, this achievement puts First Majestic on track to reaching its tenth consecutive year of growth in silver production.”

Commissioning of the new 1,000 tpd cyanidation circuit began on October 20, 2013. Surface stockpiles consisting of lower grade oxide ore is initially being supplied to the mill for this ramp-up period. Mill throughput since initial commissioning has averaged 582 tpd with head grades averaging 168 grams per tonne silver. Initial silver recoveries in the oxide circuit have averaged 67%. It is expected that throughput, grades and recoveries will achieve commercial levels by December 31, 2013 and will come closer to rates indicated in the Pre-Feasibility Study (PFS) dated August 20, 2012. Six pours have now taken place with each pour resulting in better quality silver doré bars.

The PFS released in August 2012 estimated a budget for the Del Toro project consisting of $76.6 million for the construction of the processing plant, $18.3 million for exploration and development, $12.2 million for mining equipment, $8.0 million for the shaft installation, and $9.1 million for indirect costs and contingencies. Following the release of the PFS and as of September 30, 2013, $68.4 million has been invested for the construction of the plant, $31.7 million for exploration and development, $10.4 million for mining equipment, $1.0 million on the pending shaft installation, and $3.8 million on indirect costs and contingencies. An additional investment of $52.6 million, including exploration, development, the original purchase price, facility ground breaking and foundation construction, had been made prior to the release of the PFS.

Over the course of construction at the Del Toro project, there have been a number of improvements in design that have resulted in additional plant construction costs and additional underground mine development and exploration beyond what was outlined in the PFS. For example, the addition of tailing filters to create dry stack tailings has become company policy at each of its operations. Despite the higher upfront cost, these filters are anticipated to lower operating costs over the life of mine as approximately 80% of the water used in the milling process is recycled throughout the plant and results in a more favourable impact on the environment. In addition, the flotation tailings were originally planned to be pumped back into the mine, however, due to the need to reduce operating costs over the life of mine, an expansion of the current tailings facility was required to expand its capacity requiring higher upfront costs. Finally, the original 115kW power line construction design and cost estimate did not anticipate the power line having to take the route on which it is currently being constructed resulting in additional costs due to this rerouting.

In respect to the exploration and development programs since the release of the PFS, the Company has invested an additional $13.4 million which was primarily consisting of expansionary capital to enhance the potential of the Del Toro mine and to extend its mine life. The Company expects to invest, up to December 31, 2014, an additional $19.2 million on exploration and development, $22.5 million on additional plant and equipment, and $3.9 million which has been budgeted towards the completion of the 115kW power line.

As previously announced, the Company is planning to accelerate the ramp up of the cyanidation circuit to 2,000 tpd in early 2014. However, due to persistently low silver prices, management has determined to delay further investment at Del Toro beyond what is necessary. The installation of the first SAG mill has been delayed and as a result total throughput at Del Toro is expected to reach 2,500 tpd in the first quarter of 2014. Management will determine at which time, the expansion to 3,000 tpd or beyond will occur. With these changes in throughput and assuming the mill is maintained at 2,500 tpd throughout 2014, management estimates production of approximately 3.1 million ounces silver or 3.3 million ounces of silver equivalent, with the majority of these ounces coming in the form of silver doré bars, thereby reducing treatment costs due to less Lead and Zinc concentrate production as outlined in the earlier plant design detailed in the PFS.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.